

04th August 2005

Tesco PLC

DIRECTORS' SHAREHOLDING

Tesco PLC has been notified that on Friday 1st July 2005 the Directors below became entitled to Ordinary shares of 5p each in the company, at a price of 312.65p per share, under the Scrip Dividend scheme. These are in addition to the Scrip Dividends announced on 14th July:

Director	No of Shares
R W P Brasher	2,962
T J R Mason	38
D E Reid	51

Enquires: Jonathan Lloyd
Deputy Secretary
Tesco PLC
Tel: 01992 632222

TESCO EMPLOYEE SHARE INCENTIVE PLAN ("Plan")

ANNOUNCEMENTS

2 August 2005

DIRECTORS SHAREHOLDING

1. Tesco PLC has today been notified that on Friday 29th July 2005, the Trustees of the Plan purchased Ordinary Shares of 5 pence each in the Company at a price of 327p on behalf of the Directors below:

R W Brasher	34
P A Clarke	34
A Higginson	34
T P Leahy	34
T J R Mason	34
D T Potts	34

2. The Trustees transferred 196,965 Ordinary Shares of 5 pence each from Lloyds TSB Registrars Corporate Nominee Limited AESOP1 (allocated shares) to Lloyds TSB Registrars Corporate Nominee Limited AESOP 2 (unallocated shares). The transfer was made following the forfeiture of shares, under the rules of the Plan, by participants who have left the group since the last purchase. The Directors above, together with 150,000 other employees, are potential participants in the Plan and are to be treated as interested in the 545,198 shares held by Lloyds TSB Registrars Corporate Nominee Ltd AESOP2 (unallocated shares).

M J Field
Deputy Secretary
Tesco PLC
Tel: 01992 632222

ORDINARY SHARES - PURCHASE

02nd August 2005

Tesco PLC

DIRECTORS' SHAREHOLDINGS

The Company was today informed that on 28th July 2005, the following Director purchased Ordinary shares of 5p each in the Company at a price of 314.17p.

Director	No of Shares
Carolyn McCall	6,365

Enquiries: Jonathan Lloyd
Deputy Secretary
Tesco PLC
Tel: 01992 644608